UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd 3rd Floor

11-12 St James’s Square London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

Deed of Novation and Adherence

On March 10, 2022, the parties to ReNew Energy Global plc (“ReNew”) shareholders agreement dated August 23, 2021 (the “Agreement”) and MKC Investments, LLC, entered into a Deed of Novation and Adherence pursuant to which RMG has assigned its right and novated its obligations under the shareholders agreement its obligations under the Agreement to MKC Investments, LLC. ReNew and the continuing shareholders of the Agreement also released RMG from all its obligations under the Agreement. A copy of the Deed of Novation and Adherence is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Deed of Novation and Adherence dated March 10, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 14, 2022	RENEW ENERGY GLOBAL PLC

	By	/s/ Samir Rai
		Name:	Samir Rai
		Title:	Company Secretary